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                                                                    EXHIBIT 99.1

THE CHARTERS AND BYLAWS OF COAST CALIFORNIA AND COAST DELAWARE

     If the Proposed Reincorporation is approved by the shareholders and becomes effective, the Company will be governed by the Certificate of Incorporation and Bylaws of Coast Delaware and by the Delaware General Corporation Law. The material differences between Coast California's Articles of Incorporation and Bylaws and Coast Delaware's Certificate of Incorporation and Bylaws are described below. Certain changes altering the rights of shareholders and powers of management could be implemented in the future by amendment of the Certificate of Incorporation following shareholder approval, and certain of such changes could be implemented by amendment of the Bylaws of Coast Delaware without shareholder approval. For a discussion of such changes, see "Significant Differences Between the Corporation Laws of California and Delaware." Approval by the shareholders of the Proposed Reincorporation will constitute an approval of the inclusion in the Coast Delaware Certificate of Incorporation and Bylaws of each of the provisions described below. This discussion of the Certificate of Incorporation and Bylaws of Coast Delaware is qualified by reference to Exhibits B and C hereto, respectively.

     Name Change. The Articles of Incorporation of Coast California provide that the name of the Company is "The Coast Distribution System." The Certificate of Incorporation for Coast Delaware provides that the name shall be "The Coast Distribution System, Inc." Accordingly, if the Reincorporation Proposal is approved, the name of the Company shall be changed to "The Coast Distribution System, Inc." upon the effectiveness of the Merger.

     Board of Directors. See "Significant Differences Between the Corporation Laws of California and Delaware -- Size of the Board of Directors" and
"-- Classified Board of Directors."

     Authorized Stock. The Articles of Incorporation of Coast California authorize 10,000,000 shares of Common Stock, without par value. The Certificate of Incorporation of Coast Delaware provides for 20,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of Preferred Stock, with a par value of $.001 per share. The Certificate of Incorporation of Coast Delaware authorizes the Board of Directors of Coast Delaware to fix the rights, preferences, privileges and restrictions of one or more series of the authorized shares of Preferred Stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, without further vote or action by the stockholders. Although the Board has no present intention of doing so, issuance of the authorized Preferred Stock with terms giving it substantial voting power, conversion or other rights could have the effect of (i) delaying, deferring or preventing a change in control of the Company or (ii) otherwise modifying the rights of holders of the Company's Common Stock. See "Preferred Stock of Coast Delaware."

     Common Stock of Coast Delaware. Of the 20,000,000 authorized shares of Common Stock of Coast Delaware, 5,246,879 shares will be issued upon conversion of the outstanding shares of Coast California's Common Stock in the Proposed Reincorporation and approximately 761,335 shares of Common Stock will be reserved for issuance under the Plans to be assumed by Coast Delaware. The balance of approximately 13,991,786 shares of Common Stock, and all of the authorized shares of Preferred Stock, of Coast Delaware will be available for issuance from time to time in connection with acquisitions of other businesses, to raise additional capital or for other corporate purposes, without further action by the stockholders of Coast Delaware. At this time, there are no specific plans or commitments or any agreements or arrangements for the issuance of any of these remaining shares.

     Preferred Stock of Coast Delaware. The Preferred Stock of Coast Delaware will be issuable from time to time in one or more series as determined by the Board of Directors of Coast Delaware without further vote or action by the stockholders. Dividend rates, conversion rights, if any, liquidation preferences, rights and terms of redemption (including sinking fund provisions) and redemption prices will also be determined by the Board of Directors of Coast Delaware at the time that Preferred Stock, if any, is issued.

     The Board of Directors believes that the availability of authorized but unissued preferred stock can be of considerable value by providing an alternative form of consideration in connection with the raising of capital or the acquisition of other businesses through the issuance of securities of Coast Delaware, the terms and

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characteristics of which can be determined by the Board of Directors at the time of actual issuance based on market conditions and to meet other circumstances then existing.

     If the Reincorporation Proposal is approved by the Company's shareholders and the Proposed Reincorporation is consummated, no further stockholder vote or action will be necessary for the issuance of the Preferred Stock, unless required by Delaware law or AMEX rules. In general, Delaware law and AMEX rules would require that the issuance of shares of Preferred Stock in a merger or business combination or other transaction be approved by the Company's stockholders at an annual or a special meeting of the stockholders if the Preferred Stock could be converted into a number of shares of Common Stock that would increase the shares of Common Stock outstanding by twenty percent (20%) or more. The Board of Directors of Coast Delaware will determine matters such as the Preferred Stock dividend rights, conversion ratios, voting rights, redemption prices, and similar matters. The issuance of shares of Preferred Stock may affect the rights of existing stockholders by diluting their percentage interests of Common Stock, if the Preferred Stock is convertible into Common Stock; granting the holders of Preferred Stock preferences as to dividends or proceeds on liquidation; and diluting their voting rights if the Preferred Stock provides for voting rights.

     The availability of authorized but unissued shares of Preferred Stock could affect the ability of a third party to gain voting control of the Company, because the Board of Directors would be able to authorize the issuance, in a private placement or otherwise, of shares of Preferred Stock with voting rights to one or more persons and, thereby, dilute the voting power of a potential acquiror without first having to obtain stockholder approval. Additionally, unissued shares of Preferred Stock would be available in connection with the adoption of a stockholders' rights plan pursuant to which the Company would be able to issue to existing stockholders rights to purchase Preferred Stock that could be issued in circumstances that would dilute the equity position of a potential acquiror. In either of these situations, the issuance of shares of Preferred Stock could adversely affect a potential takeover bid.

     At this time, there are no specific plans, commitments, agreements or arrangements to issue any shares of Preferred Stock, either as defensive or anti-takeover measures or for any other purpose.

     Monetary Liability of Directors. The Articles of Incorporation of Coast California and the Certificate of Incorporation of Coast Delaware both provide for the elimination of personal monetary liability of directors to the fullest extent permissible under the laws of each corporation's respective state of incorporation. The provision eliminating monetary liability of directors set forth in the Certificate of Incorporation of Coast Delaware is potentially more expansive in that it incorporates future amendments to Delaware law with respect to the elimination of such liability. See "Significant Differences Between the Corporation Laws of California and Delaware -- Indemnification and Limitation of Liability."

     Shareholder Voting by Ballot. The Articles of Incorporation of Coast California contain no provision relating to shareholder election of directors by ballot. Coast California's Bylaws, however, provide that the election of directors at shareholders' meetings may be by voice or ballot, unless before such vote a shareholder demands a vote by ballot, in which case such vote must be by ballot. The Certificate of Incorporation of Coast Delaware provides that election of directors need not be by written ballot. See "Significant Differences Between the Corporation Laws of California and Delaware -- Voting by Ballot."

     Certain Anti-Takeover Provisions. The Bylaws of Coast California provide that shareholders may take action either at a duly called and held meeting or by written consent of the shareholders and that the record holders of 10% or more of the outstanding shares of Coast California Common Stock ("10% shareholders") may call a special meeting of the shareholders to take action on any matter upon which shareholders of a California corporation may vote, which include the election and removal of directors, the amendment of the articles of incorporation or bylaws of a corporation and mergers, reorganizations and business combinations. The Certificate of Incorporation and Bylaws of Coast Delaware provide that the shareholders may only take action at a duly called and held meeting of stockholders and not by written consent, and that stockholders may not call special meetings of stockholders. These provisions will make it more difficult to effect a takeover of the Company by means of certain transactions, such as a merger or sale of substantially all the Company's assets, or by a proxy contest, by requiring a shareholders' meeting to be held before such a transaction can be

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consummated and by delaying any such meeting until the next annual or special meeting of stockholders is called by action of the Board of Directors.

     Delaware Law provides other anti-takeover protection through Section 203 of the Delaware General Corporation Law. See "Significant Differences Between the Corporation Laws of California and Delaware -- Shareholder Approval of Certain Business Combinations."

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATION LAWS OF CALIFORNIA AND DELAWARE

     The General Corporation Laws of California and Delaware differ in many respects. It is not practical to summaries all of such differences in this Proxy Statement, but some of the principal differences that could materially affect the rights of shareholders are discussed below.

     Size of the Board of Directors. The Bylaws of Coast California provide for a Board of Directors of from six (6) to eleven (11) members, with the exact number currently set at six (6) directors. Under California law, although changes in the number of directors must in general be approved by a majority of the outstanding shares, the Board of Directors may fix the exact number of directors within a stated range set forth in the articles of incorporation or bylaws, if that stated range has been approved by the shareholders. Delaware law permits the Board of Directors alone to change the authorized number of directors unless the directors are not authorized to amend the bylaws or the number of directors is fixed in the certificate of incorporation (in which case a change in the number of directors may be made only by amendment to the certificate of incorporation following approval of such change by the stockholders). The Certificate of Incorporation of Coast Delaware provides that the number of directors shall be designated in the manner provided in the Bylaws and authorizes the Board of Directors to make, alter, amend or repeal the Bylaws. The Bylaws of Coast Delaware provide for a Board of Directors initially consisting of six (6) members, and that such number may be changed from time to time by resolution adopted by the Board of Directors. Following the Proposed Reincorporation, the Board of Directors of Coast Delaware could (although it has no current intention to do so) change the number of directors without shareholder approval. If the Reincorporation Proposal is approved, the six (6) directors of Coast California who are elected at the Annual Meeting of Shareholders will continue as the directors of Coast Delaware after the Proposed Reincorporation is consummated, but will be divided into three (3) classes of two (2) directors each, with each class serving a term of three (3) years expiring in successive years. See "Classified Board of Directors" below.

     Classified Board of Directors. A classified board is one on which a certain number, but not all, of the directors are elected on a rotating basis each year. Under California law, directors generally are elected annually, but corporations that have eight hundred (800) or more shareholders of record and have their stock listed on the AMEX may designate a classified board by adopting amendments to their articles and bylaws, which amendments must be approved by the shareholders. Delaware law permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. This method of electing directors makes a change in the composition of the board of directors and, consequently, a potential change in control of a corporation a lengthier and more difficult process. The Articles of Incorporation and Bylaws of Coast California do not provide for a classified board of directors.

     The Bylaws of Coast Delaware provide for a classified board of directors consisting of three (3) classes of two (2) directors each, with each class elected for a term of three (3) years expiring in successive years. The persons elected as directors of Coast California at the Annual Meeting will, if the Reincorporation is approved and becomes effective, serve as the directors of Coast Delaware and will be designated as Class I, Class II and Class III directors as set forth in "Proposal One -- Election of Directors" above.

     The Board believes that the staggered three-year terms of a classified board, with the election of one-third of the directors each year, will help to assure the continuity and stability of the Company's long-term policies in the future and permit it to more effectively represent the interests of shareholders, since at least two-thirds of the directors at any given time will have prior experience as directors of the Company.

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     The classification of directors, however, will have the effect of making it more difficult to change the overall composition of the Board of Directors. At least three meetings of the shareholders, instead of one, will be required for the shareholders to change the entire Board. In addition, the provision under Delaware law that the directors of a classified board may only be removed for cause (unless provided otherwise in the certificate of incorporation) will also make it more difficult to change the composition of the Board. See "Removal of Directors" below.

     Cumulative Voting. Under California law, if any shareholder has given notice of his or her intention to cumulate votes for the election of directors, any other shareholder of the corporation also is entitled to cumulative his or her votes at such election. Under California law, corporations such as Coast California that have eight hundred (800) or more shareholders of record and have their stock listed on the AMEX may eliminate such cumulative voting rights by adopting amendments to their articles and bylaws, which amendments must be approved by the shareholders. Under Delaware law, cumulative voting in the election of directors is not mandatory and not allowed unless specifically provided for in a corporation's certificate of incorporation. The Certificate of Incorporation and Bylaws of Coast Delaware specifically provide for cumulative voting and, therefore, the stockholders of Coast Delaware will continue to have cumulative voting rights.

     Removal of Directors. Under California law, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote. Nonetheless, California law does not permit the removal of any individual director (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting. Under Delaware law, a director of a corporation that does not have cumulative voting may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote. In the case of a Delaware corporation having cumulative voting, if less than the entire board is to be removed, a director may not be removed without cause unless the number of shares voted against such removal would not be sufficient to elect the director under cumulative voting. The Certificate of Incorporation of Coast Delaware provides for cumulative voting. Furthermore, under Delaware law, directors on a classified board may not be removed without cause unless the certificate of incorporation provides otherwise. The Bylaws of Coast Delaware provide for a classified board and the Certificate of Incorporation of Coast Delaware is silent regarding removal of directors. Consequently, the directors of Coast Delaware may be removed only for cause.

     Filling Vacancies on the Board of Directors. Under California law, any vacancy on the board of directors, other than one created by removal of a director, may be filled by the board. If the number of directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors at a meeting held pursuant to notice or waivers of notice or by a sole remaining director. A vacancy created by removal of a director may be filled by the board only if so authorized by a corporation's articles of incorporation or by a bylaw approved by the corporation's shareholders. Coast California's Bylaws provide that vacancies occurring in the Board of Directors by reason of removal of directors may be filled only by approval of the shareholders. Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless otherwise provided in the certificate of incorporation or bylaws (and unless the certificate of incorporation directs that a particular class is to elect such director, in which case other directors elected by such class, or a sole remaining director, shall fill such vacancy). In the case of a classified board of directors, Delaware law provides that a new director chosen to fill a vacancy in the manner described above shall hold office until the next election of the class for which he or she was chosen. The Bylaws of Coast Delaware provide that vacancies occurring in the Board of Directors for any reason may be filled by vote of a majority of the remaining members of the Board of Directors.

     Written Consent of Shareholders. Both the California and Delaware General Corporation Laws provide that the shareholders of a corporation may take action by written consent without a meeting, unless the corporation's charter documents provide otherwise. The Articles of Incorporation of Coast California do not prohibit shareholder actions by written consent, and accordingly, the shareholders of Coast California may take action without a meeting. The Certificate of Incorporation of Coast Delaware explicitly prohibits

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shareholder actions by written consent. As a result, the shareholders of Coast
Delaware will be able to take action only at a duly called meeting of the shareholders.

     The provision which prohibits shareholder action by written consent would give all shareholders of the Company the opportunity to participate in determining any proposed shareholder action and would prevent the holders of a majority of the voting power of the Company from using the written consent procedure to take shareholder action. Persons attempting unfriendly takeovers of corporations have attempted to use written consent procedures in order to deal directly with the shareholders and avoid negotiations with the boards of directors of such companies.

     The provision prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called by the Board of Directors. Because the elimination of the procedures for shareholders to act by written consent could make more difficult an attempt to obtain control of the Company, such action could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company. Elimination of the written consent procedure also means that a meeting of shareholders would be required in order for the Company's shareholders to replace the Board. This provision will thus make the removal of incumbent directors more difficult. In addition, since this provision could increase the amount of time required for a takeover bidder to obtain control of the Company, such provision could discourage certain tender offers and other attempts to obtain control of the Company, even though such attempts may be beneficial to the Company and its stockholders. Because tender offers for control usually involve a purchase price higher than the prevailing market price, the provision prohibiting shareholder action by written consent could also discourage open market purchases by a potential takeover bidder. Such tender offers or open market purchases could increase the market price of the Company's Common Stock, enabling shareholders to sell their shares at a price higher than that which would otherwise prevail. In addition, this provision could make the Company's Common Stock less attractive to persons who invest in securities in anticipation of an increase in price if a takeover attempt develops and could discourage accumulation of large blocks of the Company's Common Stock, thus tending to reduce temporary fluctuations in the market price of the Company's Common Stock which are caused by such accumulations. Therefore, shareholders could be deprived of certain opportunities to sell their shares at temporarily higher prices.

     Power to Call Special Shareholders' Meetings. Under California law, a special meeting of shareholders may be called by the board of directors, the chairman of the board, the president, 10% shareholders and such additional persons as are authorized by the articles of incorporation or the bylaws. Under Delaware law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Unlike the Bylaws of Coast California, the Bylaws of Coast Delaware do NOT contain provisions entitling 10% shareholders to call a special meeting of shareholders.

     The elimination of the provision entitling 10% shareholders to call special meetings of the shareholders is designed to prevent persons attempting unfriendly takeovers to bypass and avoid negotiations with the Board of Directors and to avoid the disruption and expense that would be associated with the holding of such special meetings with respect to matters that have not been given full consideration by the Board of Directors.

     The elimination of the provision entitling holders of 10% of the outstanding voting stock of the Company to call special meetings may have the effect of delaying consideration of a shareholder proposal until the next annual meeting, unless a special meeting of stockholders is called by the Board of Directors. In addition, since elimination of this provision could increase the amount of time required for a takeover bidder to obtain control of the Company, it could discourage certain tender offers and other attempts to obtain control of the Company, even though such attempts may be beneficial to the Company and its stockholders. Because tender offers for control usually involve a purchase price higher than the prevailing market price, the elimination of this provision could also discourage open market purchases by a potential takeover bidder. Such tender offers or open market purchases could increase the market price of the Company's Common Stock, enabling shareholders to sell their shares at a price higher than that which would otherwise prevail. In addition, elimination of this provision could make the Company's Common Stock less attractive to persons who invest in securities in anticipation of an increase in price if a takeover attempt develops and could discourage

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accumulation of large blocks of the Company's Common Stock, thus tending to reduce temporary fluctuations in the market price of the Company's Common Stock which are caused by such accumulations. Therefore, shareholders could be deprived of certain opportunities to sell their shares at temporarily higher prices. Elimination of this provision also means that shareholders seeking to remove or replace incumbent directors would be required to wait until the next annual stockholders meeting to attempt to take such action, thereby making removal of incumbent directors more difficult.

     Shareholder Approval of Certain Business Combinations. In the last several years, a number of states (but not California) have adopted special laws designated to make certain kinds of "unfriendly" corporate takeovers, or other transactions involving a corporation and one or more of its significant shareholders, more difficult. Under Section 203 of the Delaware General Corporation Law ("Section 203"), a Delaware corporation is prohibited from engaging in a "business combination" with an "interested shareholder" for three
(3) years following the time such person becomes an interested shareholder, unless specified conditions are met.

     An "interested shareholder" is defined under Section 203 to include, with certain exceptions, a person or group who or which owns fifteen percent (15%) or more of the corporation's outstanding voting stock (including rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only) or is an affiliate or associate of the corporation and was the owner of fifteen percent (15%) or more of such voting stock at any time within the previous three years.

     For the purposes of Section 203, the term "business combination" is defined broadly to include (i) mergers with or caused by the interested shareholder;
(ii) sales or other dispositions to the interested shareholder (except proportionately with the corporation's other shareholders) of assets of the corporation or a subsidiary equal to ten percent (10%) or more of the aggregate market value of the consolidated assets or its outstanding stock; (iii) the issuance or transfer by the corporation or a corporation's subsidiary of stock of the corporation or such subsidiary to the interested shareholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested shareholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or (iv) receipt by the interested shareholder (except proportionately as a shareholder), directly or indirectly, of loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     The three (3) year moratorium imposed on business combinations by Section 203 does not apply if: (i) before the time such shareholder becomes an interested shareholder the board of directors approves either the business combination or the transaction that caused the person to become an interested shareholder; (ii) the interested shareholder owns eighty-five percent (85%) of the corporation's voting stock upon consummation of the transaction that caused him or her to become an interested shareholder (excluding from the eighty-five percent (85%) calculation shares owned by directors who are also officers of such corporation and shares held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii) at or after the time such person becomes an interested shareholder, the board approves the business combination and it also is approved at a shareholder meeting by sixty-six and two-thirds percent (66 2/3%) of the voting stock not owned by the interested shareholder.

     Section 203 applies only to Delaware corporations that have a class of voting stock listed on a national securities exchange (as is Coast California and as Coast Delaware would be), or are quoted on an interdealer quotation system such as the Nasdaq National Market, or are held of record by more than two thousand (2,000) shareholders. Such a corporation may, however, elect not to be governed by Section 203 by a provision in its original certificate of incorporation or an amendment thereto or to its bylaws, which amendment must be approved by majority shareholder vote and may not be further amended by the board of directors. Coast Delaware voting stock will be quoted on the AMEX, and Coast Delaware does not intend to elect not to be governed by Section 203. Therefore, Section 203 will apply to Coast Delaware

     Section 203 would allow the Company additional time to evaluate a takeover proposal, prepare appropriate alternatives, and thereby encourage persons contemplating a transaction with the Company to

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negotiate directly with the Company on a fair and equitable basis. Section 203 could make more difficult or discourage a tender offer for the Company's Common Stock, or the completion of a "two-tiered" merger by a holder of a substantial block of the Company's Common Stock, irrespective of whether such action might be perceived by shareholders holding a majority of the Company's Common Stock to be beneficial to the Company and its shareholders.

     Section 203 could adversely affect the ability of shareholders to benefit from certain transactions which are opposed by the Board or by shareholders owning 15% of the Company's Common Stock, even if the price offered in such transactions represents a premium over the then-current market price of the Company's Common Stock. To the extent that the Board's disapproval of a proposed transaction discourages establishment of a controlling stock interest, the position of the Board and current management may be strengthened, thereby assisting those persons in retaining their positions.

     The Board believes that becoming subject to the provisions of Section 203 will be in the best interests of the Company and its shareholders. In the past, there have been a number of surprise takeovers of publicly-owned corporations which have occurred through tender offers or other sudden purchases of a substantial number of outstanding shares. Such tender offers and other share purchases are often followed by a merger or acquisition of the target corporation by the purchaser without negotiations with the Board of Directors of the target corporation. Such a "two-tiered" business combination automatically eliminates minority interests in the target corporation, often for less valuable consideration per share then was paid in the purchaser's original tender offer or market purchases. In other instances, a purchaser has used its controlling interest to effect other transactions having an adverse impact on the target corporation and its shareholders. The protections afforded by Section 203 will increase the likelihood that anyone contemplating a transaction with the Company would negotiate directly with the Company in advance. The Board believes that it is in a better position than the individual shareholders of the Company to negotiate effectively for an adequate price for all the shareholders, since the Board is likely to be more knowledgeable than any individual shareholder in assessing the business and prospects of the Company.

     Loans to Officers and Employees. Under California law, any loan or guaranty to or for the benefit of a director or officer of the corporation or its parent requires approval of the shareholders unless such loan or guaranty is provided under a plan approved by shareholders owning a majority of the outstanding shares of the corporation. In addition, under California law, shareholders of any corporation with one hundred (100) or more shareholders of record may approve a bylaw authorizing the board of directors alone to approve loans or guaranties to or on behalf of officers (whether or not such officers are directors) if the board of directors determines that any such loan or guaranty reasonably may be expected to benefit the corporation. The Bylaws of Coast California do not authorize the Board of Directors to make such loans or guarantees. Under Delaware law, a corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries (including directors who are also officers or employees) when such action, in the judgment of the directors, may reasonably be excepted to benefit the corporation.

     Indemnification and Limitation of Liability. California and Delaware have similar laws respecting indemnification by a corporation of its officers, directors, employees and other agents. The laws of both states also permit corporations to adopt a provision in their articles or certificate of incorporation eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty of care. Nonetheless, certain differences exist between the laws of the two states respecting indemnification and limitation of liability.

     The Articles of Incorporation of Coast California contain a provision that eliminates the liability of directors to the corporation to the fullest extent permissible under California law. California law does not permit the elimination of monetary liability where such liability is based on: (a) intentional misconduct or knowing and culpable violation of law; (b) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders, or that involve the absence of good faith on the part of the director; (c) receipt of an improper personal benefit; (d) acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders; (e) acts or

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omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders; (f) interested transactions between the corporation and a director in which a director has a material financial interest; and (g) liability for improper distributions, loans or guarantees.

     The Certificate of Incorporation of Coast Delaware also contains a provision that eliminates the liability of directors to the fullest extent permissible under Delaware law, as such law exists currently or as it may be amended in the future. Under Delaware law, such provision may not eliminate or limit a director's monetary liability for (a) breaches of the director's duty of loyalty to the corporation or its shareholders; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (c) payment of unlawful dividends or unlawful stock repurchases or redemptions; or
(d) transactions in which the director received an improper personal benefit. Such limitation of liability provision also may not limit a director's liability for violation of, or otherwise relieve Coast Delaware or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission.

     Although the laws of both states allow for the elimination of the liability of directors for damages resulting from a breach of the directors' fiduciary duty of care to the corporation, California's General Corporation Law and Delaware's General Corporation Law differ with regard to the extent to which they allow directors' personal liability for monetary damages resulting from a breach of the duty of care to be limited. While Delaware law implies that a Delaware corporation may limit the liability of a director even for gross negligence, California law contains no such implication and in fact contains provisions that imply the contrary. Those provisions expressly proscribe the inclusion in a California corporation's articles of incorporation of any provision intended to eliminate or limit a director's liability "for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders" or for "acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders." Delaware's General Corporation Law contains no such restrictions. Accordingly, a director of a Delaware corporation apparently can commit acts or make omissions that would result in such director's liability under California law but may not under Delaware law.

     California law permits indemnification of expenses incurred in derivative or third-party actions, except that with respect to derivative actions (a) no indemnification may be made without court approval when a person is adjudged liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless a court determines that such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent that such court shall determine, and (b) no indemnification may be made without court approval in respect of amounts paid or expenses incurred in settling or otherwise disposing of a threatened or pending action or amounts incurred in defending a pending action that is settled or otherwise disposed of without court approval.

     Indemnification is permitted by California law only for acts taken in good faith and believed to be in the best interests of the corporation and its shareholders, as determined by a majority vote of a disinterested quorum of the directors, independent legal counsel (if a quorum of independent directors is not obtainable), a majority vote of a quorum of the shareholders (excluding shares owned by the indemnified party), or the court handling the action. California law requires indemnification when the individual has successfully defended the action on the merits (as opposed to Delaware law, which requires indemnification relating to a successful defense on the merits or otherwise).

     Delaware law generally permits indemnification of expenses incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a disinterested quorum of the directors, by independent legal counsel or by a majority vote of a quorum of the shareholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in or (in contrast to California law) not opposed to the best interests of the corporation. Without court approval, however, no indemnification maybe made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. Delaware law requires indemnification of

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

expenses when the individual being indemnified has successfully defended the action on the merits or otherwise.

     California corporations may include in their articles of incorporation a provision that extends the scope of indemnification through agreements, bylaws or other corporate action beyond that specifically authorized by statute. The Articles of Incorporation of Coast California include such a provision.

     In 1988, following shareholder approval, Coast California amended its Articles of Incorporation to permit indemnification beyond that expressly mandated by the California Corporations Code and to limit director monetary liability to the extent permitted by California law. Coast California also entered into indemnification agreements with its officers and directors, following approval of such agreements by the Company's shareholders.

     A provision of Delaware law states that the indemnification provided by statute shall not be deemed exclusive of other rights under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise. Under Delaware law, therefore, the indemnification agreements entered into by Coast California with its officers and directors may be assumed by Coast Delaware upon completion of the Proposed Reincorporation. If the Proposed Reincorporation is approved, the indemnification agreements will be amended to the extent necessary to conform the agreements to Delaware law, and a vote in favor of the Proposed Reincorporation is also approval of such amendments to the indemnification agreements. In particular, the indemnification agreements will be amended to include within their purview future changes in Delaware law that will expand the permissible scope of indemnification of directors and officers of Delaware corporations.

     Although the General Corporation Laws of both California and Delaware provide that corporations may include in their bylaws, or in agreements with their directors and officers, provisions expanding the scope of indemnification beyond that otherwise provided by law, California's General Corporation Law, just as it restricts the power of California corporations to eliminate or limit directors' liability stemming from gross negligence in the performance of directorial duties, does not allow California corporations to indemnify directors and officers for liabilities stemming from gross negligence. Delaware General Corporation Law, on the other hand, does not so restrict Delaware corporations. Accordingly, Delaware corporations apparently may provide greater indemnification to their directors and officers than may California corporations.

     Currently, no actions are pending or threatened against officers or directors of the Company in their capacities as such. The Board of Directors is not aware of any threatened litigation or proceeding that may result in any potential liability of a director or a claim for indemnification by any director or officer.

     The indemnification and limitation of liability provisions of California law, and not Delaware law, will apply to actions of the directors and officers of Coast California made before the Proposed Reincorporation becomes effective.

     Inspection of Shareholders List. Both California and Delaware law allow any shareholder to inspect the shareholders' list for a purpose reasonably related to such person's interest as a shareholder. California law also gives an absolute right to inspect and copy the corporation's shareholder list by persons holding an aggregate of five percent (5%) or more of a corporation's voting shares, or shareholders holding an aggregate of one percent (1%) or more of such shares who have filed a Schedule 14A with the Securities and Exchange Commission relating to the election of directors. Delaware law does not provide for any such absolute right of inspection, and no such right is granted under the Certificate of Incorporation or Bylaws of Coast Delaware. Lack of access to shareholder records although unrelated to a shareholder's interest as a shareholder could result in impairment of the shareholder's ability to coordinate opposition to management proposals, including proposals with respect to a change in control of the Company.

     Dividends and Repurchases of Shares. California law dispenses with the concepts of par value of shares as well as statutory definitions of capital, surplus and the like. The concepts of par value, capital and surplus are retained under Delaware law.

     Under California law, a corporation may not make any distribution (including dividends, whether in cash or other property, and repurchases of its shares) unless either the corporation's retained earnings immediately before the proposed distribution equal or exceed the amount of the proposed distribution or, immediately after giving effect to such distribution, the corporation's assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 1 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation's current assets would be at least equal to its current liabilities (or 1 1/4 times its current liabilities if the average pre-tax and pre-interest expense earnings for the preceding two fiscal years were less than the average interest expense for such years). Such tests apply to California corporations on a consolidated basis.

     Delaware law permits a corporation to declare and pay dividends out of surplus, or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year, as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

     To date, the Company has not paid cash dividends on its capital stock. It is the present policy of the Board of Directors to retain earnings for use in the Company's business, and, therefore, the Company does not anticipate making payment of cash dividends on its Common Stock in the foreseeable future.

     Shareholder Voting. Both California and Delaware law generally require that a majority of the shareholders of both acquiring and target corporations approve statutory mergers. Delaware law does not require a shareholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (a) the merger agreement does not amend the existing certificate of incorporation, (b) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and (c) the number of shares to be issued by the surviving corporation in the merger does not exceed twenty percent (20%) of the shares outstanding immediately before the merger. California law contains a similar exception to its voting requirements for reorganizations where shareholders or the corporation itself, or both, immediately before the reorganization will own immediately after the reorganization equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity.

     Both California and Delaware law also require that a sale of all or substantially all of the assets of a corporation be approved by a majority of the voting shares of the corporation transferring such assets.

     With certain exceptions, California law also requires that mergers, reorganizations, certain sales of assets and similar transactions be approved by a majority vote of each class of shares outstanding. In contrast, Delaware law generally does not require class voting, except in certain transactions involving an amendment to the certificate of incorporation that adversely affects a specific class of shares.

     California law also requires that holders of nonredeemable common stock receive nonredeemable common stock in a merger of the corporation with the holder of more than fifty percent (50%) but less than ninety percent (90%) of such common stock or its affiliate unless all of the holders of such common stock consent to the transaction. This provision of California law may have the effect of making a "cash-out" merger by a majority shareholder more difficult to accomplish. Although Delaware law does not parallel California law in this respect, under some circumstances Section 203 of the Delaware General Corporation Law does provide similar protection against coercive two-tiered bids for a corporation in which the shareholders are not treated equally. See "Shareholder Approval of Certain Business Combinations."

     California law also provides that, except in certain circumstances, when a tender offer or a proposal for a reorganization or for a sale of assets is made by an interested party (generally a controlling or managing party of the target corporation), an affirmative opinion in writing as to the fairness of the consideration to be paid to the shareholders must be delivered to shareholders. This fairness opinion requirement does not apply to a corporation that does not have shares held of record by at least one hundred (100) persons or to a transaction that has been qualified under California state securities laws. California law also provides that if a tender of shares or vote is sought pursuant to an interested party's proposal and a later proposal is made by another party at least ten (10) days before the date of acceptance of the interested party proposal, the shareholders must be informed of the later offer and be afforded a reasonable opportunity to withdraw any vote, consent or proxy, or to withdraw any tendered shares. Delaware law has no comparable provisions, and the shareholders of Coast Delaware might therefore be deprived of an opportunity to consider such other proposal.

     Amendment of Articles of Incorporation. In general, Delaware law requires an amendment to a certificate of incorporation to be approved by a majority of the outstanding stock entitled to vote thereon. In addition, a separate class vote is required if the amendment would:

     (a) increase or decrease the aggregate number of authorized shares of such class;

     (b) increase or decrease the par value of the shares of such class; or

     (c) alter or change the powers and rights of such class so as to adversely affect the holders of shares of such class.

Notwithstanding, Delaware law allows the number of authorized shares of a class to be increased or decreased by the affirmative vote of holders of a majority of the stock of the corporation (without class voting) if the certificate of incorporation so provides (and such provision was adopted by the affirmative vote of holders of a majority of such class). Coast Delaware's Certificate of Incorporation does not so provide.

     The California General Corporation Law also requires approval of a majority of the outstanding shares for an amendment of articles of incorporation. It further provides that approval of a majority of a class of shares is required, whether or not otherwise required in the articles of incorporation, if the amendment would:

     (a) increase or decrease the aggregate number of authorized shares of such class;

     (b) effect an exchange, reclassification or cancellation of all or part of such class;

     (c) effect an exchange, or create a right of exchange, of all or part of the shares of another class into shares of such class;

     (d) change the rights, preferences, privileges or restrictions of the shares of such class;

     (e) create a new class of shares having rights, preferences or privileges senior to such class, or increase the rights, preferences or privileges or the number of authorized shares of a class having rights preferences or privileges that are senior to the shares of such class;

     (f) in the case of preferred shares, divide the shares into series having different rights, preferences and privileges; or

     (g) cancel or otherwise affect dividends on the shares of such class which have accrued but have not been paid.

     In addition, if a series of a class of stock would be adversely affected by such amendment differently than other series of the same class, the amendment must also be approved by holders of such series.

     Supermajority Provisions. Delaware law permits a Delaware corporation to specify a supermajority vote requirement for approval of certain transactions by shareholders. California law similarly permits supermajority provisions. If a California corporation has one hundred (100) or more shareholders, however, then
(a) an amendment to its articles of incorporation for the purpose of including therein a supermajority voting requirement must be approved by the same proportion of the outstanding shares as the supermajority vote provision requires, (b) a supermajority vote provision may not require a vote in excess of sixty-six and two-thirds percent (66 2/3%), and (c) any supermajority provision automatically becomes inoperative after two years, unless renewed by another shareholder vote.

     Interested Director Transactions. Under both California and Delaware law, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest provided that certain conditions, such as obtaining the required approval and fulfilling the require-ments of good faith and full disclosure, are met. With certain exceptions, the conditions are similar under California and Delaware law. Under California and Delaware law, (a) either the shareholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts, and, under California law, the contract or transaction must also be "just and reasonable" to the corporation in the case of approval of the board of directors, or (b) the contract or transaction must have been "just and reasonable" (in California) or "fair" (in Delaware) as to the corporation at the time it was approved. In the latter case, California law explicitly places the burden of proof on the interested director. Under California law, if shareholder approval is sought, the interested director is not entitled to vote his shares at a shareholder meeting with respect to any action regarding such contract or transaction. If board approval is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for the purpose of establishing a quorum). Under Delaware law, if board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors (even though less than a majority of a quorum). Therefore, certain transactions that the Board of Directors of Coast California might not be able to approve because the number of disinterested directors is not large enough to constitute a majority of a quorum could be approved by a majority of the disinterested directors of Coast Delaware, although less than a majority of a quorum. The Company is not aware of any plan to propose any transaction involving directors of the Company that could not be so approved under California law but could be so approved under Delaware law.

     Voting by Ballot. California law provides that the election of directors may proceed in the manner described in a corporation's bylaws. Coast California's Bylaws provide that the election of directors at shareholders' meetings may be by voice vote or ballot, unless before such vote a shareholder demands a vote by ballot, in which case such vote must be by ballot. Under Delaware law, the right to vote by written ballot may be restricted as so provided in the certificate of incorporation. The Certificate of Incorporation and Bylaws of Coast Delaware provide that election need not be by ballot. It may be more difficult for a shareholder to contest the outcome of a vote that has not been conducted by written ballot.

     Shareholder Derivative Suits. California law provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. Under Delaware law, a shareholder may only bring a derivative action on behalf of the corporation if the shareholder was a shareholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law. California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware does not have a similar bonding requirement.

     Appraisal Rights. Under both California and Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she otherwise would receive in the transaction. Under Delaware law, such appraisal rights are not available (a) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation, (b) with respect to a merger or consolidation by a corporation the shares of which either are listed on a national securities exchange or are held of record by more than two thousand (2,000) holders if such shareholders receive only shares of the surviving corporation or shares of any other corporation that either are listed on a national securities exchange or are held of record by more than two thousand (2,000) holders, plus cash in lieu of fractional shares, or (c) to shareholders of a corporation surviving a merger if no vote of the shareholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and the number of shares to be issued in the merger does not exceed twenty percent (20%) of the shares of the surviving corporation outstanding immediately before the merger and if certain other conditions are met.

     The limitations on the availability of appraisal rights under California law are different from those under Delaware law. California law generally affords appraisal rights in sales of asset reorganizations as well as in corporate mergers and other business combinations involving a California corporation. However, shareholders of a California corporation whose shares are listed on a national securities exchange (as are the shares of Coast California) or on a list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System generally do not have such appraisal rights unless the holders of at least five percent (5%) of the class of outstanding shares make written demands for cash payments by exercise of their appraisal rights or the corporation or any law restricts the transferability of the corporation's shares. In addition, shareholders of a California corporation that is a party to a merger or other corporate reorganization will not have such appraisal rights if the corporation's shareholders or the corporation itself, or both, immediately before the reorganization will own, immediately after the reorganization, equity securities (other than warrants or rights to subscribe to such equity securities) constituting more than five-sixths (5/6ths) of the voting power of the surviving or acquiring corporation or its parent entity (as will be the case in the Proposed Reincorporation).

     Appraisal or dissenters' rights are, therefore, not available to shareholders of Coast California with respect to the Proposed Reincorporation.

     Dissolution. Under California law, shareholders holding fifty percent (50%) or more of the total voting power of a corporation may authorize a dissolution of the corporation, with or without the approval of the corporation's board of directors, and this right may not be modified by the articles of incorporation. Under Delaware law, unless the board of directors approves a proposal to dissolve the corporation, the dissolution must be approved by shareholders holding one hundred percent (100%) of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's shareholders. In the event of such a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions. Coast Delaware's Certificate of Incorporation contains no such supermajority voting requirement, however, and a majority of shares voting at a meeting at which quorum is present would be sufficient to approve a dissolution of Coast Delaware if such a dissolution were to be first approved by its Board of Directors.


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